UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        FieldPoint Petroleum Corporation
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   316570-10-0
                                 --------------
                                 (CUSIP Number)

                                  Delray Trust
                                3606 Belle Grove
                             Sugarland, Texas 77479
                                 (281) 980-1116
                             -----------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 29, 2001
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 4 Pages

CUSIP NO.  316570-10-0                                         Page 2 of 4 Pages

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(1)  NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Delray Trust
     Federal Employer Identification No. 65-6145574

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER              (a) [  ]
     OF A GROUP*                                        (b) [  ]


     Not Applicable

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(3)  SEC USE ONLY


--------------------------------------------------------------------------------

(4)  SOURCE OF FUNDS*

     00

--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         [  ]
     Not Applicable

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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

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NUMBER OF SHARES                        (7)  SOLE VOTING POWER        -  601,928
BENEFICIALLY OWNED                      ----------------------------------------
BY EACH REPORTING                       (8)  SHARED VOTING POWER      -        0
PERSON WITH                             ----------------------------------------
                                        (9)  SOLE DISPOSITIVE POWER   -  601,928
                                        ----------------------------------------
                                        (10) SHARED DISPOSITIVE POWER -        0
--------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     601,928

--------------------------------------------------------------------------------

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                     [  ]
--------------------------------------------------------------------------------

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.6%

--------------------------------------------------------------------------------

(14) TYPE OF REPORTING PERSON*

     00

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

                                                              Page 3 of 4 Pages
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Item 1.     SECURITY AND ISSUER

         The class of securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of FieldPoint Petroleum Corporation, a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 1703 Edelweiss Drive, Cedar Park, Texas 78613.

Item 2.     IDENTITY AND BACKGROUND
         (a)-(c) Delray Trust (3606 Belle Grove, Sugarland, Texas 77479)
         (d)-(f) The entity referred to above is a Trust formed under the laws of the State of Florida, USA. The Trustee of the Trust is Gernell Bradley. During the last five years, neither the Trust nor the Trustee has been convicted in any criminal proceeding (exluding traffic violations or similar misdemeanors) nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         Funds were derived form Trust corpus.

Item 4.     PURPOSE OF TRANSACTION
         The shares were acquired for investment purposes.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER
         In the last 60 days, shareholder effected the following transactions in the shares (list below):

Date of Transaction     Nature of Transaction     No. of Shares     Price/Share
-------------------     ---------------------     -------------     -----------
     05/15/01                   Sale                  5,000             1.87
     05/16/01                   Sale                  5,000             1.87

     05/17/01                   Sale                  1,500             1.87
                                Sale                  5,000             1.87

     05/21/01                   Sale                  2,000             1.88
                                Sale                  1,500             1.87
                                Sale                  3,000             1.87

         According to the Company's Form 10-QSB filed with the Securities and Exchange Commission for the quarter ended March 31, 2001, there were a total of 7,344,825 shares issued and outstanding. As of the date hereof, the Trust has the sole power to vote 601,928 shares. This total represents 8.6% of the total shares outstanding as of such date.

Item 6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR   RELATIONSHIPS   WITH
            RESPECT TO SECURITIES OF THE ISSUER.

         None.

Item 7.     MATERIALS TO BE FILED AS EXHIBITS

         N/A

                                                              Page 4 of 4 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 29, 2001                            THE DELRAY TRUST


                                                By: /s/ Gernell Bradley
                                                   ------------------------
                                                   Gernell Bradley, Manager